Filed by Cantor Equity Partners II, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Cantor Equity Partners II, Inc.

Commission File No. 001-42630

Securitize Holdings, Inc.

Date: November 20, 2025

As previously disclosed, on October 27, 2025, Cantor Equity Partners II, Inc. (“CEPT”), a Cayman Islands exempted company, and Securitize, Inc., a Delaware corporation (“Securitize”), entered into a Business Combination Agreement (the “Business Combination Agreement”), with Securitize Holdings, Inc., a Delaware corporation (“Pubco”), Pinecrest Merger Sub, a Cayman Islands exempted company (“CEPT Merger Sub”) and Senna Merger Sub, Inc., a Delaware corporation (“Securitize Merger Sub”).

On November 20, 2025, Securitize, hosted a webcast to review the proposed business combination. A copy of the transcript from such webcast, along with a copy of the slides, are set forth below. A link to the webcast is available at the Securitize investor’s webpage, https://securitize.io/about-us/investor-relations.

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Chris Mammone, The Blueshirt Group

Good day to everyone joining, and welcome to Securitize, Inc.’s Investor Call regarding their recently announced merger agreement with Cantor Equity Partners II, which is traded on the Nasdaq under the ticker symbol CEPT. We appreciate everyone’s time, and I would note that management will not be taking questions following the presentation.

Before I turn it over to management, I would like to remind everyone of the safe harbor language that governs today’s presentation.

This presentation and the information contained herein are for informational purposes only and are not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transactions and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange any securities, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. In connection with the proposed transactions, a registration statement on Form S-4 will be publicly filed with the SEC that will include a prospectus with respect to certain of the securities to be issued in connection with the proposed transactions and a proxy statement with respect to the shareholder meeting of the SPAC, Cantor Equity Partners II, Inc., to vote on the proposed transactions. Shareholders of the SPAC and other interested persons are encouraged to read, when available, the preliminary proxy statement/prospectus as well as other documents to be filed with the SEC.

Statements made during this call that are not statements of historical facts constitute forward-looking statements that are subject to risks, uncertainties and other factors that could cause actual results to differ from historical results and/or from Securitize’s forecasts.

For more information, please refer to the risks, uncertainties and other factors discussed in the SPACs SEC filings as well as those included as disclaimers in the accompanying presentation deck. All cautionary statements that are made during this call are applicable to any forward-looking statements, whenever they appear.

You should carefully consider the risks, uncertainties and other factors discussed in the SEC filings as well as those included as disclaimers in the accompanying presentation deck. You should not place undue reliance on forward-looking statements, which we assume no responsibility for updating.

With that, let me turn it over to Carlos Domingo, Co-founder and CEO of Securitize, who will start the presentation. Carlos, you may begin.

Carlos Domingo, Co-Founder and CEO, Securitize

Thank you, Chris. Let me take it from here.

We’re going to spend the next 30 to 35 minutes introducing this very exciting opportunity at our company, Securitize. We’re the largest tokenization platform in the world, and our mission is to tokenize the world.

Today with us, you have myself, Carlos Domingo, Co-Founder and CEO of the company; Francisco Flores, our Chief Financial Officer; and Billy Miller, our Chief Operating Officer.

As I mentioned at the beginning, we’re the largest tokenization platform in the industry and have managed to amass an exceptional roster of blue-chip institutional clients — including Apollo, BlackRock, Hamilton Lane, and VanEck.

We operate in a total addressable market that is massive—approximately $19 trillion, depending on which analyst forecast you look at. The tokenization of real-world assets includes all types of securities: equities, fixed income, alternative assets, etc.

We are an end-to-end platform from both a technology perspective and a regulatory stack perspective. We have an SEC-registered transfer agent, a broker-dealer, an ATS, an investment advisor, and funding capabilities. We’re widely integrated with the digital-asset ecosystem across more than 15 different blockchains, most of the major crypto custodians, prime brokers, DeFi protocols, and stablecoins.

Finally, we’ve been accelerating growth tremendously since 2024—over the last 16 months through Q2 of this year, growing revenue 9x and being profitable for Q1 and Q2.

The problem we’re solving is very simple. Capital markets run on top of ledgers. Every single thing that happens in capital markets involves updating a ledger entry.

If you’re a shareholder and you buy new shares, that requires updating the ledger to reflect your new holdings. You need to pay for them, so the ledger that tracks the cash balance also needs to be updated and synchronized. You get paid a dividend—someone needs to know who you are, send you that dividend, and update the ledger to record that your payment was made.

If you do a redemption of a fund, the balances of the fund units you hold must be updated, and so on.

All of these ledgers rely on antiquated technology. They’re also completely siloed and disconnected from one another. This creates all sorts of problems in capital markets—how securities are accessed, how liquid they are, how trades are settled, and the number of intermediaries required to ensure these ledgers stay synchronized and up to date.

They’re not transparent. In many cases, participants don’t even know who holds what, and it takes a web of intermediaries to reconcile and verify ownership. All of this adds complexity and cost, making the system more inefficient.

Tokenization is nothing more than upgrading the ledger on which capital markets run. The concept of tokenization uses a modern, underlying ledger technology—public blockchains, which is a public distributed ledger that is cryptographically secure where you can actually use this concept of tokens as the representation of the balances of the assets that you have.

These ledgers are programmable. They include smart contracts, which allow you to introduce programmability into how this record of ownership of assets is recorded, moved, and serviced. This is what provides extreme efficiencies compared to how capital markets operate today.

At Securitize, we’ve been doing this for a very long time. We started the company in November 2017, but it’s really been in the last few years when there was a confluence of two things happening. First, the market has been maturing, both from a regulatory perspective and from a technology perspective. And we as a company have basically got all the capabilities that are required to serve the largest institutions in the world. Since 2024, when we started the BUIDL project with BlackRock, which I’ll talk about a little later, our AUM has been growing significantly to $4.6 billion, which is the current AUM and approximately represents 25% market share in the industry as of the end of last month. And all our customers are leading institutional companies. So companies like BlackRock, Apollo, Hamilton Lane, KKR, and on the crypto side, companies like Blockchain Capital, ParaFi, VanEck, etc. We serve a variety of asset classes, and we’re not only the leading company from a total market size perspective, we have the largest tokenized treasury fund, a product called BUIDL with BlackRock, that we will talk more about later. We have the largest tokenized equity of a publicly traded company with Exodus. We have the largest tokenized institutional fund with Blockchain Capital and the largest tokenized private credit fund with Apollo.

Tokenization, as we mentioned, is about upgrading capital markets, and we believe this is the next evolution in capital markets. If you look at the history of capital markets in the 70s, in the 60s, everything was paper-based. People used to trade securities by moving a share certificate from the hands of one broker-dealer into another broker-dealer. Most people don’t know, but actually markets used to close one day a week to be able to settle the trade, which involves physically moving shares, share certificates from one broker-dealer’s house to another broker-dealer’s house. That obviously didn’t scale very well, and it created something called the Wall Street paper crisis, where Wall Street basically collapsed because they couldn’t settle all the trades that the trade volume went up, and that led to the creation of NASDAQ as an electronic trading venue, and then the creation of the Central Security Depository, DTC, in 1973. That infrastructure allowed computers and electronic trading systems to begin participating,  and enabled companies like Tradeweb, which is a pioneer in fixed-income trading, and was launched in 1992, and E-Trade, which is the first online broker and was launched in 1994, and then subsequently other advances have happened in terms of computer and electronic trading, and all of this created an increase in the total trading volume. More relevant to our space, digital assets started becoming popular with the launch of Coinbase in 2012, and subsequently with the launch of Ethereum in 2015, and in parallel, another asset class that is very relevant for the tokenization space called stablecoins, which are tokenized dollars, launched in 2014 with the introduction of Tether and USDT, and in 2018 with the introduction of USDC.

In parallel, in 2017, one of our oldest customers, Blockchain Capital, launched what is considered in the industry to be the first tokenized security, and then in 2022, we actually did the first large-scale tokenization project with a tier one asset manager, which was KKR, and then what really has been the trigger of growth for the industry in the last two years has been the launch of the BUIDL product with BlackRock in 2024 that has triggered our entire growth in the market.

Since 2024, when we started partnering with BlackRock, we’ve started getting much more traction for three different reasons. One is first, we have had regulatory tailwinds in the crypto sector that are very relevant for our space. Even before the change of the administration in June 2024, we were already very active with SEC and Congress, and I personally testified in Congress in a public hearing about tokenization.

The new administration is more welcoming of crypto than historical administrations have been, and that has been with the SEC Crypto Task Force, which was created in early 2025 alongside an executive order on digital assets and fintech that started creating regulatory clarity.

In particular for us, what that meant is that the SEC affirmed that you can actually use a blockchain as the underlying ledger to track securities. So as a transfer agent and as a broker-dealer, we can actually use a public blockchain as the underlying ledger for providing these efficiencies in capital markets.

And finally, more recently, the SEC Chair, Paul Atkins, launched Project Crypto to support President Trump’s crypto capital initiative, creating very positive regulatory tailwinds in the entire crypto sector and, in particular, in the tokenization industry.

Over the last two years, we’ve been very busy creating a number of integrations of all our products. When we tokenize something, it’s not only about issuing tokens but about how these tokens that represent securities can interact with the rest of the ecosystem.

Currently, we are integrating with 16 different DeFi protocols and stablecoins, 14 different blockchains, 12 different prime brokers and market makers, 3 on-chain oracles for interoperability on Web3 security and compliance tools, and 6 different custodians.

With us leading growth in the industry, we’ve managed to attract the interest of traditional finance and crypto investors from a financial institution perspective. Our shareholders include BlackRock, Hamilton Lane, Morgan Stanley, Nomura, and Banco Santander, the largest bank in Europe. On the blockchain and crypto side, we’ve been fortunate to have investors like Blockchain Capital, JAM FINTOP, Coinbase Ventures, Circle, and Ripple.

Let’s talk about the market opportunity where we operate.

As I mentioned at the beginning, updating capital markets with blockchains and tokenization is a way to provide a number of improvements.

First is accessibility. So obviously, this is a way to provide native digital access for ownership of securities. And that obviously drives a much more efficient fractional ownership that will allow for better management of investors and expanding the pool of investors that can access securities within the regulatory framework. It also makes things easier to trade. So obviously, a blockchain is up 24/7. So there’s things like instant settlements that can happen on the blockchain, peer-to-peer transfers, etc., that are not limited by market hours. There’s a lot of operational efficiencies. We do things like paying daily dividends to hundreds of investors that are getting to their wallets, token transfer, automated transfers, buybacks, etc., that are all automated through the use of blockchain technology and smart contracts.

A blockchain is also a much more transparent ledger. So regulators and investors can actually audit and trace the history of the movements of the securities in a cryptographically secure ledger that they can track for the content. All this automation results in the elimination of intermediaries and fewer economic tolls for market participants, making securities more accessible by reducing friction and servicing costs.

Capital markets are immense and they’re ripe for tokenization. Not every part of the market is ready today. We particularly think, and you will see later in our growth strategy, that there’s some areas that actually are more suitable for tokenization today. We eventually think that the whole world will be tokenized, but we’re going to go one step at a time. The area that has been growing the most recently is the treasuries.

These treasuries are adjacent to dollars. Dollar is the largest tokenized asset with stablecoins and treasuries have been growing from $200 million in 2024 to around $8 billion today. But there are other areas that are very interesting. Equities and bonds are things that are very liquid, that are ready for the improvements that tokenization brings. Private credit is another area that has been growing tremendously that we have been actively participating. Over time, we think that there are other asset classes like alternative assets or real estate that will also eventually get tokenized.

Importantly, while the crypto market has grown tremendously, stablecoins have actually grown faster — but the fastest-growing category within crypto has been the tokenization of real-world assets. This has outpaced the growth of anything else and is poised for further acceleration given the positive regulatory tailwinds and the ability of stablecoins at scale to settle against tokenized assets.

Analysts have provided a range of projections for how this market could evolve. Analyst projections vary widely, from around $2 trillion by 2030 to as high as $30 trillion by the mid-2030s, depending on the firm.

This includes stablecoins, but because the amount of assets tokenized beyond the dollar is much larger, other categories will dominate in the future.

I’m going to hand over this to Billy to continue explaining what we do in the company.

Billy Miller, Chief Operating Officer

Thank you, Carlos. Securitize is an end-to-end tokenization platform. We’ve taken a very thoughtful approach to design a two-sided marketplace to engage with the issuers to bring innovative, interesting products onto the blockchain through our own.

And the development of the smart contracts that govern the movement of those securities to make those assets interesting to be distributed into the broader crypto ecosystem. And that’s done through our broker dealer, and we have an ATS as well to trade some of the securities.

On the investor side, we have a transfer agent and a fund administrator who actually service the asset to take care of what investors expect and need, which is dividend distributions, corporate action processing, stable generation, all of the regulated components. And then, as Carlos mentioned, the entire point of tokenization is to get utility from the asset. So the connectivity that Securitize brings and all the partners that we have built into our platform allow investors to use that asset effectively as collateral or transferability at their need.

This is an important thing to call out as Securitize has taken a very thoughtful approach to the licensing and regulation. Many crypto ecosystem participants either play regulatory arbitrage or avoid regulation at all costs. And through our history, Securitize has taken the opposite approach of becoming the first digital transfer agent specializing in using blockchain as the ledger and tokens as the representation of the securities.

We became a licensed broker dealer, we launched an ATS, we have an asset manager that is currently an exempt registered advisor (and which we place to register with the SEC next year), and we have a fund administrator. So by bringing all of those regulated entities under one roof, we ensure that regardless of the asset that we tokenize and bring on the blockchain, that asset is being managed in accordance with the rules that each regulator requires.

As Carlos mentioned earlier, the most important thing of tokenizing an asset is using that asset. There are a lot of companies out there that can tokenize and they will tokenize anything. But the thoughtful approach to it is once we tokenize it, we want to ensure that that product is used and interacted with by the various onchain participants.

This is important because you have to be connected to all of these participants. There are certain DeFi protocols or certain market makers that only transact on certain blockchains and certain custodians that have customized their custody solutions to work with tokenized securities that Securitize issues. So this is a great example of the work Securitize has done to bring all of those ecosystem participants into the Securitize world to interact with our securities. And by bringing all these people, we’re giving both the issuers the optionality to interact with the blockchain of their choosing or the partners of their choosing. And same with the shareholders that we want to make it more of a partner-agnostic experience that when they engage with our assets, they can do so in the manner that they want to. This has been a testament to the time and efforts taken to build an ecosystem around our platform, but that’s what has unlocked a lot of the AUM value.

The business model that Securitize has, we are proudly a technology company. We have very robust feature sets that we continue to deploy in collaboration with asset managers specifically, or if Securitize believes that that functionality will help unlock additional utility to future issuers. We’re always at the forefront of adding new features to the platform. And a good example is blockchain bridging. We launch multiple assets on multiple blockchains and we let shareholders engage with that asset how they’d like to and allow the interoperability to move your asset to different blockchains on a self-service experience.

We already spoke about the regulatory stack, but it is very important to talk about again because some of the rules that transfer agents, for example, have to follow were conceptualized and put in place in the 1970s. So the ability for Securitize to use this new technology while adhering to the regulatory framework that was established many, many decades ago is a testament to the effort that we’ve taken to comply and provide a regulated expected experience for shareholders.

We’ve had a very strong track record. The strategic partnerships that we’ve had with various asset managers has helped unlock every component of our ecosystem. If we launch a new product that’s interesting to a segment of the crypto economy, more partners come to us to join our ecosystem so they can connect and engage with the assets we issue.

This is proof that this is getting adopted. Large institutions, most of their board meetings, I guarantee tokenization is on the agenda for how the company can adopt a new technology and be forward-thinking in their design of future products.

People like Larry Fink from BlackRock are talking about how eventually every asset will be tokenized. So having the backing of large tier one asset managers that believe in sharing the vision of where tokenization is going, but also where Securitize as a company is going is very reassuring and positive.

And then the network effect. So everything that we’ve talked about feeds into each other. So if we do more deals with more issuers, we add new features that make the products themselves different than previously tokenized securities. It brings more partners, it brings more shareholders, and it brings more issuers that want to engage with us and launch products.

The BlackRock BUIDL is a great case study for the evolution and how long this has taken to launch. We’ve engaged with BlackRock for many years. They were at the forefront of doing a tokenized product and making that tokenized product successful. And they selected Treasuries, and Carlos mentioned it earlier, but right now we are flipped from TradFi and crypto. The amount of dollars on chain right now are significantly higher than the amount of tokenized Treasuries. Whereas in TradFi, the amount of tokenized Treasuries well surpass the amount of dollars that exist. So by tokenizing a treasury product, the idea was to add features that differentiated significantly from a normal tokenized treasury or money market type fund. Instead of accruing dividends daily and receiving them monthly, we pay dividends every single day directly through an issuance directly to people’s wallets. We allow investors that are eligible to hold and transact in the security to self-service that experience to transfer the asset back and forth to each other, as long as they meet the parameters that they’re eligible to hold it and the recipient is too.

We wanted to provide stablecoin on and off ramps to make sure that if these are crypto institutions and investors that are familiar and use stablecoins, we wanted to make sure that we could get our product in their hands through a stablecoin conversion mechanism, which has significantly helped AUM and helped us engage with those type of crypto ecosystem investors.

And then I mentioned wormhole for blockchain bridging. So it was a very long process to work with BlackRock and this is a net new fund that was created for the sole purpose of tokenization. We won that mandate after a very lengthy process to meet the standard of becoming a BlackRock vendor. We had to match our cybersecurity and our internal controls to those expected by a world class asset manager. We got our first SOC audit to become an actual vendor to BlackRock. So we won that mandate over very large established institutions that already had relationships with BlackRock, so it was a testament to everything Securitize has done not only to fulfill the onboarding requirements but also deliver the amount of technology that’s necessary to a BlackRock to believe that this will be adopted. And it’s been wildly successful, essentially immediately. The entire tokenized treasury market is up nearly ten-fold since the time we launched the product, and I believe today we’re either at or approaching $8 billion. So BUIDL, in our partnership with BlackRock, was the catalyst that actually showed a large asset manager was willing to step into the space very deliberately for a purpose, not just for the sake of tokenizing something that no one will ever do anything with, to design a product together, bring it to market and have it succeed and lift the entire industry.

Carlos Domingo, Co-Founder and CEO, Securitize

Thank you, Billy. I’m going to take it from here and discuss our growth strategy.

We’re focusing on two different sectors.

The first is the crypto market. Market capitalization was significantly lower than it is today, and stablecoins in 2017 were around $1 billion — primarily Tether, which launched early on and closely associated with the Bitfinex exchange.

Today, crypto is a large and vibrant market with over $4 trillion in assets. We believe the tokenization of real-world assets and securities will continue to grow, increasingly penetrating the existing crypto market.

We have two key priorities in this space. First, we need to continue growing assets under management (AUM). AUM is our North Star — the more AUM we have, the more we monetize, the more ability we have to create new products, attract new investors, and engage more asset managers.

We are also focused on launching new funds and adding utility to tokenized securities so they are more useful on-chain, while expanding into the tokenization of public securities. At the same time, the more activity we can generate around existing AUM and the transactions it produces, the more revenue we can generate.

Earlier this year, we introduced the fund administration business, which is now part of our core offering. Most of our new customers are also fund administration clients, allowing us to earn more fees from the same AUM.

We’ve been actively participating with different integrations so that assets can be used as collateral for borrowing. We are beginning to intermediate some transactions that take place with our tokenized assets, driving additional revenue through on-ramps for stablecoins, dealer activity via our broker-dealer license and IQ platform, structured products built in partnership with other firms, and the launch of higher-margin products.

Ultimately, our goal is for tokenization to extend beyond the crypto market into the broader traditional finance (TradFi) market — a space roughly 100 times larger, growing from the $4 trillion crypto market to a $400 trillion TradFi opportunity.

This is still something that is not there yet. It’s starting to happen, but it will still require that the full crypto ecosystem, whether it’s stablecoins, wallets, access to blockchains, etc., become better integrated with TradFi platforms.

So we’ve started penetrating this a little bit with tokenization, giving individual investors access to alternative assets in a more efficient way, and providing products that, thanks to the benefits of tokenization, can actually have lower minimums, are self-directed, can actually be purchased directly, and have more liquidity options, etc.

Now, in terms of focus, the issue with tokenization is such a broad concept. You can tokenize a ton of different asset classes. Obviously some people are focusing on tokenizing dollars, which is not something we do. Some other people are focusing on tokenizing commodities, but within tokenizing equities, as we saw in a previous slide, there is a very large variety of asset classes that you could tokenize.

And then what we’re focusing on in the next two to three years are three different asset classes where we think this is the biggest opportunity and also where we’re commanding a leadership position.

The first one is treasuries. As Billy mentioned, in traditional markets, treasuries are bigger than dollars. But in crypto, there is a bit of a dislocation because you have $300 billion of tokenized dollars and only $8 billion of tokenized treasuries.

And we think that as tokenized treasuries—and there’s a consequence, because tokenized dollars have existed since 2014 and tokenized treasuries at scale have only existed in the last 18 months—we think that as tokenized treasuries mature and more people start consuming them, they should start growing faster than tokenized dollars and potentially become bigger.

The second one is since the GENIUS Act was passed in the U.S., there’s been a proliferation of new stablecoin issuers that now have a playbook for how they can legally issue a stablecoin, and the GENIUS Act includes tokenized treasury funds as approved reserves. We believe that companies would prefer a tokenized reserve fund as opposed to a traditional one because it provides on-chain transparency, more instant issuance, minting and redemption, etc.

And we’ve actively been winning some mandates on stablecoins reserved with tokenized funds.

The final use case that we see for tokenized treasuries is collateral. In TradFi, you have very high-quality collateral like treasuries or money-market funds that move very inefficiently because obviously they move in traditional capital-market rails. Maybe you want to borrow on the weekend against your collateral, but the markets are not open, etc.

On crypto, on the other hand, things move very fast. The blockchains allow collateral to be managed in a very efficient way, 24/7, instant, etc., but the quality of the collateral has been less institutional than what you have in TradFi. So with treasuries now, you have institutional-grade collateral that can actually move at crypto speed.

We think as this collateral use case continues growing—and we’ve already integrated with a number of derivatives exchanges to do that, like Crypto.com or Deribit and others—this will continue boosting the AUM and the adoption of tokenized treasuries.

The second one is expansion of tokenized funds, where we already have 30% market share with 14 different products and other yield-generating assets that can seamlessly interact with the crypto ecosystem.

Crypto has a very vibrant $100 billion lending market, where lending activities that are typically very difficult to execute in traditional markets become very easy, and allow you to basically place those assets as collateral and efficiently borrow against them to lever the asset and amplify the yield they generate.

As interest rates come down, we believe that adjacent products to treasuries, like CLOs—we recently released one product with BNY—floating-rate products, bonds, private credit where we are actively participating, etc., will continue growing and will continue to become a large actor within the lending and crypto-lending markets.

And finally, we’re very excited about the native tokenization of public equities. While there have been some experiments on creating derivative products or wrappers for tokenized public equities, we do believe that the market will significantly take off when you have a native tokenization of public equities where the token represents the same share that trades in international markets, with the same rights, without any counterparty risk, etc.

The transfer agent plays a key role in participating in the native tokenization of public equities, and we’ve been actively exploring this use case. We’ve announced we have one of the largest in the industry currently—a company trading on the New York Stock Exchange that we’ve tokenized their equity. We’ve recently announced another customer, and of course we’re going to tokenize our own SPAC and the equity of our own company.

I’ll now pass it over to Francisco, our CFO, to walk you through our revenue model and financials.

Francisco Flores, Chief Financial Officer, Securitize

Thank you, Carlos.

To simplify our revenue model, we categorize it into two primary groups. This segment focuses on real-world assets (RWAs), including assets under management, trading activity, and the development of the surrounding ecosystem.

Revenues come from contracts that include one-time integration fees, recurring maintenance fees, and transaction fees linked to AUMs and trading volumes.

The second category is asset servicing. This covers the suite of services that support RWAs, such as recordkeeping, corporate actions, investor onboarding, compliance, and fund accounting. Revenue in this category is predominantly recurring, generated through contracts with monthly service fees.

Looking at financial performance, throughout this presentation we have highlighted several key milestones, including the launch of BUIDL and ACRED, new blockchain integrations, and recent acquisitions. Aligned with these initiatives, our financial performance has strengthened significantly.

Over the last six quarters, revenue has increased tenfold, reflecting robust quarter-over-quarter growth. In parallel, we achieved profitability in 2025 with average margins of 30%.

On the next slide, we look at our outlook. Building on this momentum, we expect continued growth in 2026. Our AUM is projected to expand from $4 billion to $9 billion, representing a CAGR of 283%. Revenue is forecasted to rise from $69 million in 2025 to $110 million in 2026, an increase of 59%. EBITDA is expected to grow from $17 million, with a 24% margin in 2025, to $32 million, which represents a 29% margin in 2026.

On the next slide, let’s look at our key drivers and the visibility over these projections. Our projections assume continued growth in the crypto and stablecoins markets alongside accelerating adoption of tokenized securities.

Our 2026 KPIs include $9 billion in AUM, 200 asset managers (up from 185 expected by the end of 2025), six additional blockchain protocols integrated into our platform for a total of 25, and 75 tokenized public equities, marking our new strategic initiative that Carlos mentioned a few minutes ago.

Importantly, we have strong visibility into our targets. $85 million of the projected $110 million in revenue is already contracted or recurring, supported by existing relationships and AUMs.

This is our upside scenario. In an accelerated adoption scenario, where tokenized securities reach $135 billion in market size, we could serve 230 asset managers and 150 tokenized equity issuers. Under these assumptions, revenue would reach $141 million.

Given operating leverage and limited cost-base expansion, approximately $20 million of the additional $31 million in revenue would flow directly to EBITDA.

Carlos Domingo, Co-Founder and CEO, Securitize

Thank you, Francisco.

While we’re not providing a five-year forecast here, we want to highlight the opportunity ahead.

Currently, if you look at the size of the markets where we operate: crypto is about $4 trillion, stablecoins are around $300 billion, RWAs are around $25 billion, and we manage $4.6 billion of that.

If you think about where markets could be in five years, we believe that crypto will continue growing and reach $10 trillion. Stablecoins will also continue growing and reach $800 billion. But we think RWAs, if we look at analyst projections — even taking the low end — will probably reach at least $2 trillion.

Within that market, today we have about a 25% share as of the end of last month. We do not believe this is an industry where one provider will have 50%, 60%, or 70% market share — there are too many asset classes and geographies.

So even under a scenario where our market share over time decreases as we focus only on tier-one asset managers — and as we’ve mentioned, we don’t want to have too many products within the same category, we just want to have the leading one in each — we might not participate in all categories.

Assuming we retain only 10% market share, the potential AUM we could achieve in five years could be $200 billion, which is a significant increase from where we are today.

All our revenue is ultimately correlated with AUM. If our AUM grows from $5 billion to $200 billion, we believe that we could grow the revenue.

And finally, in terms of the transaction we’re discussing here: we are merging with Cantor Equity Partners II. This is a SPAC sponsored by a veteran in the space, which has $244 million in the trust and no warrants, which would limit potential dilution to investors.

The valuation that we have agreed on with the SPAC is $1.25 billion for the company. There are no secondary sales or cash out option here, so the entire equity is rolling over.

We’ve also raised a PIPE of $225 million.

Here you have all the other details of the transaction, and of course, our bankers are available to discuss the details. Thank you very much for your time.

NOVEMBER 2025

2 Disclosures This presentation and the information contained herein are for informational purposes only and are not a proxy statement or s oli citation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transactions and shall no t constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange any securities, nor shall there be any sale of an y such securities in any state or jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification und er the securities laws of such state or jurisdiction. In connection with the proposed transactions, a registration statement on Form S - 4 will be filed wit h the SEC that will include a prospectus with respect to certain of the securities to be issued in connection with the proposed transactions and a p roxy statement with respect to the shareholder meeting of Cantor Equity Partners II, Inc. (“CEPT”) to vote on the proposed transactions. Sha reh olders of CEPT and other interested persons are encouraged to read, when available, the preliminary proxy statement/prospectus as well as other doc uments to be filed with the SEC.

Securitize Management Team



Carlos Domingo

Co-founder & CEO

25+ years of experience in innovation and digital transformation.

Former CEO of Telefonica R&D and CEO of New Business and Innovation at Telefonica Digital.

CEO, board member and investor of multiple startups, PhD in Computer Science.



Chongwu Du

Chief of Staff & Head of Strategy

Interdisciplinary background in asset management, venture investing, crypto and law; ex-J.P. Morgan



Francisco Flores

Chief Financial Officer

20+ years international experience. CFO, Head of FPA & SVP of Strategy. HSBC, Accenture, Banistmo and Interacciones



Billy Miller

Chief Operating Officer

15+ years working alongside public and private companies of all sizes and stages to manage shares/token lifecycle and investors; ex Pacific Stock Transfer Co and Capital Transfer agency



Jorge Serna

C-3PO (CPO & CTO)

15+ years of experience leading teams and creating software. Telefónica R&D



Joe Nikolson

CEO & CCO, Securitize Markets

25+ years experience in capital markets, electronic trading and market structure; ex-Coinbase, ex- Anchorage Digital



Mikhail Davidyan

Head of Securitize Fund Services

20+ years of fund admin experience. Former Theorem Fund Services founder and managing director

3

4 I n v e s t m e n t H i g h l i g h t s A highly trusted tokenization platform with blue - chip institutional partnerships including BlackRock, Apollo, Hamilton Lane, and Van Eck Positioned to capture a massive TAM of $19T (1) for tokenization of real world assets including equities, fixed income, alternative assets, and more Comprehensive platform streamlines end - to - end relationship between issuers and investors, covering tokenization, asset servicing, and distribution Vertically - integrated and fully - regulated stack includes an SEC - registered transfer agent, broker - dealer, Alternative Trading System (ATS), and fund administration Widely integrated within the digital asset ecosystem across leading blockchains, custodians, prime brokers, DeFi protocols, and stablecoins Strong financial performance with accelerating momentum of 9x quarterly revenue growth and positive EBITDA Seasoned management team with tenured experts across TradFi, technology and digital assets (1) BCG and Ripple, (June 2025). Possible TAM by 2033.

About Tokenization

Tokenization transforms the traditional value chain by **digitizing real world assets (RWAs) on blockchains**, streamlining issuance and trading while unlocking greater efficiency, transparency and accessibility.

Securitize is well positioned at the crossroads between issuers and investors to **issue, manage and trade tokenized securities.**

We're enabling issuers expanded reach with streamlined capital raising processes while providing investors greater access to private markets, transparency and liquidity.


Lifecycle Management
Asset Issuance
Secondary Trading
Investor Onboarding
Distribution

5

Securitize at a Glance

Highly trusted tokenization platform by institutions

Partnerships with a growing number of leading institutions and applications

BlackRock
APOLLO
Hamilton Lane
KKR
Blockchain Capital
ParaFi Capital
VanEck

+15K investors across all products

SECURITIZE

Securitize Assets Tokenized



(in bn)
350% CAGR
$0.2
$0.2
$0.3
$0.3
$0.6
$0.9
$1.0
$1.3
$2.9
$3.9
$4.6
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3
2023
2024
2025

Aggregated Transaction Monthly Volume[1] ($bn)

$0.0	$0.0	$0.0	$0.0	$0.3	$0.4	$0.4	$0.9	$2.1	$2.2	$4.7

End-to-End Platform Servicing a Diverse Mix of Asset Classes[2]

~$3bn
Largest tokenized treasury fund
BUIDL

~$720mm
Largest tokenized equity

~$400mm
Largest tokenized institutional fund

~$125mm
Largest tokenized private credit fund
ACRED

Note: (1) Represents aggregate volume of investments, redemptions, dividends, and cross chain movements of assets issued by Securitize's platform. (2) Asset sizes are as of the end of Q3 2025.

6

7 The Problem The financial services system is built on and relies on antiquated technology Operational Inefficiencies Lack of Transparency Limited Accessibility (1) Inefficient Traditional Capital Markets are Ripe for an Upgrade Illiquidity (1) Economic Tolls Multiple Intermediaries Note: (1) For Significant Asset Classes

8 Tokenization is the Next Evolution in Capital Markets 1960 2025 Paper Based Stock Market Computers & Electronic Trading Digital Assets Trading Launches in 1971 DTC is born in 1973 Launches in 1994 1998 Alternative trading systems launched as non - exchange trading venues 2012 Jobs Act Launches in 1992 Tokenization Launches in 2012 Launches in 2015 BCAP token launches in 2017, first tokenized security First tier 1 asset manager to tokenize a fund BUIDL treasury fund launches in 2024 Launches in 2014 Launches in 2018 Stablecoins

Significant Momentum for Securitize Since 2024

Driving liquidity and functionality through deep integrations across the digital asset and TradFi ecosystems.

Regulatory Tailwinds to Crypto Sector

- **June 2024:** CEO Carlos Domingo spoke on Tokenization at Congressional hearing with Representative French Hill
- **January 2025:** Paul Atkins, former Securitize Advisor, appointed SEC Chairman
- **January 2025:** Executive Orders on digital assets & fintech and SEC Crypto Task Force created for regulatory clarity
- **May 2025:** SEC affirmed blockchain use for Master Securityholder Files and Broker-Dealer custody of tokenized securities
- **July 2025**: SEC Chairman Paul Atkins launched "Project Crypto" to support President Trump's "crypto capital" initiative

End-to-End Integrations

- 16 — DeFi Protocols and Stablecoins
- 14 — Blockchains
- 12 — Prime Brokers / Market Makers
- 3 — Oracles
- 2 — Interoperability and Web3 Security & Compliance
- 6 — Custodians

Marquee TradFi and Crypto Investors

Global Financial Institutions

BlackRock | Hamilton Lane | Morgan Stanley | Nomura | Santander

Blockchain and Crypto

Coinbase Ventures | Circle | Ripple | Blockchain Capital | Jump Capital

9

Market Opportunity 1 2 Who We Are 3 Growth Strategy 4 Financials

11 Traditional Value Chain vs. Tokenized Value Chain Settlement Tokenized Origination Distribution Trading Clearing Costly and restrictive process handled by investment banks (1) Primary market access only to authorized investors (1) Limited access / liquidity during pre - market or post - market hours Ensure that involved parties fulfill contractual obligations Transfer securities from seller to buyer to fulfill contractual obligations Democratizes origination of securities in a digital manner Expanded distribution access to broader investor base 24/7 trading and P2P execution possible DLT and Blockchain technology clearance and settlement do not require central third parties, both are handled by the technology itself Traditional Source: EY - Tokenization of Assets Report. Notes: (1) For certain asset classes.

12 Blockchain Based Tokenized Securities Provide a Better Way to Access and Manage Capital Tokenized securities using smart contracts can provide a seamless & automated way to raise capital, manage investors, and improve liquidity. Accessibility Digitization allows for efficient fractional ownership, drives liquidity for Issuers and Investors, and increases accessibility Liquidity • Access to global markets 24/7/365 • Instant Settlement • P2P transfers Operational Efficiencies Programmable: Self - executing investor & issuer rights (dividends, redemptions, transfers, buybacks, etc.…) Transparency Providing more direct and certain ownership to Investors, auditable and traceable from a cryptographically secure ledger Fewer Economic Tolls Built - in global regulatory compliance coded into the token and protocol levels reduces the economic toll No Intermediaries Eliminate friction and middlemen, and facilitates faster settlement

Global Financial Markets are Ripe for Tokenization


$128tn Global Bond Market (1)
$109tn Global Equity Market (2)
$29tn U.S. Treasuries Market (3)
$20tn Alternative Asset Market (4)
$11tn Real Estate Investment Market (5)
$2tn Global Private Credit (6)
Market Readiness for Tokenization

Source: (1) ICMA, (March 2020). (2) Statistica, (May 2024). (3) SIFMA Research (August 2025). (4) BCG Global Asset Management Report (May 2023). (5) Allied Market Research, (October 2020). (6) IMF, (April 2024).

BENEFITS OF TOKENIZATION

- ➔ Brings global finance onchain and enables digital representations of traditional investments
- ➔ Embedded smart contracts with automated workflows to reduce costs, settlement risks and operational errors while enabling T+0 or instantaneous settlement
- ➔ Unlocks features and utilities not possible on traditional rails
- ➔ Allows for fractional ownership
- ➔ Reduces friction in trading and regulatory processes with built-in programmable compliance

12

14 RWA’s Tokenization Has Seen Explosive Growth in Recent Years… RWA’s Tokenization Market Cap has Outpaced That of Overall Crypto and Stablecoins… ($ in billions) … and is Now Poised for Accelerated Adoption Tokenized money market funds giving the trillion - dollar crypto market access to risk f ree yield Growing market readiness represented by financial institutions making strides to integrate blockchain infrastructure with operations Rise of stablecoins and increased merchant acceptance allowing for instant settlement of tokenized asset trades Increased regulatory clarity in the US with the passing of the GENIUS Act, new SEC leadership and progress on Clarity Act US Project Crypto laun ched by SEC Chairman Paul Atkins to help foster innovation while providing regulatory clarity for digital assets United States DLT Pilot Regime allows certain financial market infrastructure to use Distributed Ledger Technology (DLT) for tokenized instruments European Union Global Source: Coingecko, RWA.xyz (October 23, 2025). (1) Represents total market cap of RWAs from $5.21bn to $34.62bn between Octob er 23, 2022 to October 23, 2025. (2) Represents total market cap of crypto from $881.12bn to $3.79tn between October 23, 2022 and October 23, 2025. (3) Repres ent s total market cap of stablecoins from $146.55bn to $296.29bn between October 23, 2022 to October 23, 2025. RWA Growth (in %) Stablecoin Growth (in %) Crypto Growth (in %) Stablecoin Market Cap 0 50 100 150 200 250 $300 2022 2023 2024 2025 Billions (1) 564% (2) 330% (3) 102%

15 …It’s an Emerging Industry with Massive Growth Ahead Analyst Predictions $30T $19T $5T $2T 2034 (1) 2033 (2) 2030 (3) 2030 (4) (1) Standard Chartered, (June 2024) (2) BCG and Ripple, (June 2025) (3) Citi, (March 2023) (4) McKinsey, (June 2024) (2)

16 Leaders in the Space are Taking Note “I believe tokenization is the greatest capital markets innovation since the central limit order book.” Vlad Tenev, CEO OF ROBINHOOD “The next generation for markets, the next generation for securities, will be tokenization of securities.” Larry Fink, CEO OF BLACKROCK “Tokenization is yet the next step to have much more efficiency in the marketplace and certainty of having a trade settle.” Paul Atkins, CHAIRMAN OF THE SEC “Whether or not tokenization of equity securities takes hold will ultimately be up to the market, but we are willing to work through different potential models.” Hester Peirce, SEC COMMISSIONER

Market Opportunity 1 2 Who We Are 3 Growth Strategy 4 Financials

18 The Securitize Platform Powers the End - to - End Relationship Between Issuers and Investors Securitize offers a comprehensive and fully - regulated stack, including an SEC - registered transfer agent (permits the issuance and management of tokenized securities), an SEC - registered broker - dealer and an alternative trading system (permits asset raising and trading of tokenized securities), as well as a digital assets - focused fund administration business Issuers Investors Trading, Lending, Collateral Management & Borrowing Tokenization Engine Minting, Burning, Smart Contracts Tokenization Distribution DeFi Integrations Asset Servicing Broker Dealer Regulated ATS Transfer Agent Fund Admin

19 Securitize is the Only End - to - End Vertically Integrated Tokenization Platform Pioneered operations as an SEC - registered Transfer Agent operating with digital asset securities and leading crypto fund administration SEC - regulated and FINRA member Broker Dealer and Alternative Trading System approved for digital asset securities primary and secondary market trading Registering as an RIA Q4’25 Less than 5% of investment opportunities pass Securitize’s extensive due diligence process Full Regulatory Stack Licensed Broker Dealer Alternative Trading System Approved Exempt Reporting Adviser Licensed Transfer Agent Fund Administration

20 Securitize is Expanding its Global Regulatory Coverage Taking Advantage of a More Favorable Regulatory Environment Employee Presence UNITED STATES Current • Operating licensed TA/BD/ATS (all live and operational) Roadmap • Expanding the BD license into custody and dealer activity EUROPEAN UNION Current • Formally approved as Investment Firm (i.e. broker - dealer) Roadmap • Pending approval for Trading and Settlement System (TSS) UNITED ARAB EMIRATES Roadmap • Exploring partnerships with broker - dealers possessing local licenses, and will acquire licenses directly if needed SINGAPORE Roadmap • Exploring partnerships with broker - dealers possessing local licenses, and will acquire licenses directly if needed Las Vegas Miami New York Buenos Aires Madrid Tel Aviv Tokyo

21 Securitize is Widely Integrated with the Digital Asset Ecosystem Directly linked to major DeFi platforms and stablecoin infrastructure, expan ding liquidity access and enabling tokenized assets to interact with onchain finance Actively supported by institutional brokers and liquidity providers, enhancing market depth, price discovery and secondary market efficiency for digital assets Natively integrated with leading and public blockchains, enabling seamless token issuance, transfer and settlement across networks Connected with top tier custodians and oracle providers to ensure institutional - grade asset safeguarding, data integrity and regulatory compliance ’

Building Blocks of Securitize's Business Model

Product & Technology

- Proprietary APIs
- Wormhole Integration for Cross-Chain Bridging
- **Tokenization platform** that fully integrates compliance protocol with automated and decentralized regulatory checks

Regulatory Stack

United States

- Transfer Agent
- Broker Dealer
- Alternative Trading System
- Exempt Reporting Adviser

European Union

- Investment Firm
- DLT Trading and Settlement System(1)

Track Record & Reputation

- Minted ~$3.3bn in outstanding securities onto public blockchains
- Institutional Grade with Tier-1 Asset Manager Clients

APOLLO | BlackRock | KKR | Hamilton Lane | VanEck

Strong Network Effects

- Securitize iD is the Largest Investor Passport for Tokenized Securities
- 500K+ Registered Accounts
- High-Quality Issuers
- Largest Tokenized Securities Volume in the Industry

(1) Pending.

22

BlackRock Partnership and BUIDL's Explosive Growth

BUIDL is a tokenized treasury private fund with the fund's assets fully allocated to cash, U.S. Treasury bills, and repurchase agreements, aiming to maintain a stable token NAV at $1.

January 2024

Partnership with BLK

tokenization platform, transfer agent and broker-dealer

Distinct Features	BUIDL	Traditional Treasuries
Investors accrue daily dividends issued as new tokens on-chain directly in their wallets	✓	✗
Transferable on-chain via P2P for whitelisted participants	✓	✗
It has stablecoin subscriptions and instant redemptions on chain via liquidity providers	✓	✗
Tokens can be transferred across chains natively leveraging the Wormhole protocol	✓	✗

March 2024

BUIDL unveiled: The BlackRock USD Institutional Digital Liquidity fund.

Robust 18-Month Progress

Collateral usage on large Derivative Exchanges

Deribit BYBIT

DAO allocations to RWA

Arbitrum Sky

DeFi Integrations

aave Elixir

Backing for new Stablecoins

Ethena

After its March launch, BUIDL quickly became the fastest growing and largest tokenized fund in the RWA industry and 30%+ of the total tokenized treasury market (+40 products)



BUIDL AUM ($M)
40
483
518
649
2,300
2,800
2,900
Q1 2024
Q2 2024
Q3 2024
Q4 2024
Q1 2025
Q2 2025
Q3 2025

23

24 Competitive Landscape Overview ASSET MANAGERS with Inhouse Tokenization Capability These asset managers are not Securitize’s direct competitors, since they are not neutral service providers. They compete with Securitize’s clients. ISSUERS OF FREELY TRANSFERABLE TOKENS These firms issue wrapper products themselves, and are not neutral service providers. They often engage in regulatory arbitrage and issue freely transferable tokens that can be held by non - KYC’d wallets. TOKENIZATION SERVICE PROVIDERS Tokenization platform providers that offer a variety of services wrapped under certain regulatory licenses that allow them to provide tokenization services to third - party issuers.

25 Regulatory Framework & Geographic Reach Lack of full U.S. / EU licensing Compliance - heavy built on legacy systems Product Suite Fragmented offerings Lack of blockchain interoperability / capabilities Asset Manager Partnerships Smaller issuers / niche partners Directly managed funds but limited by geography, liquidity constraints Minimum Investment Requirements & Liquidity Inconsistent requirements High minimum, long - term lock ups, lack of liquidity Technology & Protocol Limited compliance layers and lack of full - stack infrastructure Traditional legacy infrastructure White Glove Customer Service Limited customer services Automated customer service support Securitize is Well - Positioned Among Peers for Adoption Fully regulated, operates under U.S. and EU frameworks End - to - end product suite with tokenization platform, transfer agent, fund admin, ATS and broker dealer Top - tier asset managers Lower minimums, flexible liquidity Full - stack platform with multi - chain support and proprietary DS Protocol enabling compliant issuance & trading Dedicated investment specialists and customer service providing 1:1 support Other Tokenization Platforms Traditional Fund Managers

26 Our Board of Directors © 2025 Securitize Pedro Teixeira Managing Director & Co - Head of Morgan Stanley Investment Management’s (MSIM) Tactical Value Jon Steel Managing Director at BlackRock Tal Elyashiv Managing Partner & Co - Founder at SPiCE VC Chris Bruner Chief Product Officer at Tradeweb W Bradford Stephens Managing Partner & Co - Founder at Blockchain Capital Chairman Carlos Domingo

Market Opportunity 1 2 Who We Are 3 Growth Strategy 4 Financials

28 Our Strategy Focuses on Efficient Growth within the Crypto Ecosystem while Preparing for Expansion in TradFi Markets Short - term focus: penetrate the $4T (1) crypto market Medium growth: expand into the over $400T (2) TradFi market Grow AUM: • Continue growing distribution (both direct and indirect) • Launch new funds with existing and new asset managers • Add more utility to tokenized securities to fuel usage • Offer tokenized public securities Expand into adjacent activities to better monetize AUM: • Fund administration • Lending and borrowing through DeFi integrations • Transaction - based revenues (stablecoin conversion, dealer activities, RFQ platform) • Structured products through partnerships • Launch higher - margin products • Grow TradFi user base with crypto SMA products to prepare for future growth • Start penetrating the TradFi investor base with a variety of products via tokenization • Giving individual investors access to alternative assets is a $30T opportunity that all asset managers are pursuing • Activating investors with products that have more efficient fractional ownership, lower minimums, are self - directed, and have mo re liquidity options which tokenization enables Notes: (1) Coingecko. (2) Cointelegraph.

Securitize Growth Strategy for Tokenized RWA Focuses on Three Pillars

1

Tokenized treasuries where we command the highest market share[1] with Blackrock's BUIDL and VanEck's VBILL and we believe that there continues to be a large opportunity due to the following factors:

- Disparity in the crypto industry between tokenized dollars and treasuries as opposed to TradFi markets where treasuries are ~2X bigger
- Approval of the Genius Act, which includes tokenized treasury funds as approved reserves, and the expected proliferation of stablecoins
- Emerging collateral use case for tokenized securities that can significantly boost AUM when broadly adopted by exchanges

2

Continue expansion of tokenized funds where we already have +30% market share and 14 products[2] with our current asset manager customers as well as with new ones, focusing on yield-generating assets that can seamlessly interact with the crypto ecosystem and complement treasuries (higher yield with moderately higher risk)

- CLOs, floating rate products, bonds, private credit, etc.

3

Expansion into retail products with a specific focus on issuer-led, native tokenization of public equities via integration with retail platforms for indirect distribution and collaboration with existing transfer agents as their tokenization partner

(1) https://app.rwa.xyz/treasuries
(2) https://app.rwa.xyz/institutional-funds

29

30 Tokenization of Public Securities – Stocks, ETFs, etc. Securitize’s Role • Successfully tokenized Exodus stock • Serves as the neutral asset layer for the broader crypto ecosystem • No competition with exchanges and brokers, given Securitize serves as the infrastructure to enable crypto platforms to become super apps Benefits to Issuers • Expanding access to the global crypto investor base through rails that operate 24/7/365 • Increase investor / user engagement without going through intermediaries Benefits to Investors • Allows investors to hold shares directly in self - custody wallets in their own name and transfer shares peer - to - peer to eligible investors, taking full control of their own shares • Unlocks economic value as investors can easily pledge shares as collateral in the crypto economy One of the next frontiers of tokenization are public securities such as stocks and ETFs. Exchanges Brokerage Platforms Market Makers Self - custody Wallets Custodians Onchain Financial Ecosystem TRANSFER AGENT Create tokenized securities

31 Current Pipeline of Products Tokenized CLO product with a large US bank, their first foray into the tokenization space in public blockchains Tokenized bond product in partnership with investment bank Tokenized version of very well known asset manager that is retail available Tokenized public equity of an Ethereum treasury company Retail version of a credit fund (institutional version already tokenized by Securitize) Agreements with the largest U.S transfer agents to collaborate on the tokenization of public equities with their customers in partnership with Securitize This is a list of products that are in the advanced stage of development and contracting, and that will be released and announced in the coming months.

Market Opportunity 1 2 Who We Are 3 Growth Strategy 4 Financials

The Securitize Revenue Model

SECURITIZE

TOKENIZATION		ASSET SERVICING	
Onchain Infrastructure	**Tokenization & Distribution**	**Transfer Agent**	**Fund Administration Services**
Integration with blockchain protocols to optimize fund processes such as recording ownership and transactions data, or performing compliance checks	Trading of RWAs as tokenized securities, which allows for greater transparency, security, and accessibility	SEC-registered Transfer Agent focused on providing a comprehensive suite of securities services including real-time approval, record-keeping, distributions, dividend issuances, compliance solutions, etc.	Provides full administrative support to funds, including NAV calculations, reporting compliance, and integration with onchain processes, all in one platform
One-Time Integration Fee + Recurring Maintenance Fee Over Contract Life	Managed AUM x ARPU	Transfer Agent SaaS Revenue + Tokenized Issuers x Tokenization Fee (SaaS)	# of Funds x Annual Fee
Recurring / Contracted	**Transaction-Based**	**Recurring / Contracted**	**Recurring / AUM-Based**

33

34 Quarterly Revenue and EBITDA ($ in mm) % Margin Revenue EBITDA % QoQ Growth 92% 68% 39% 88% 14% 36.7% ➔ BlackRock’s USD Institutional Digital Liquidity Fund Token (“BUIDL”) was released in Q2 2024, growing to $3bn by Q2 2025 ➔ Apollo’s Diversified Credit Securitized Fund Token (“ACRED”) was released in Q1 2025, growing to $107mm in one quarter ➔ Higher unit economics for ACRED vs. BUIDL due to the nature of private credit vs. treasuries ➔ Integration and ongoing maintenance fees were secured with major blockchains and protocols, resulting in new share classes of leading products from BlackRock, Hamilton Lane, and Apollo ➔ MG Stover was acquired in Q2 2025, contributing to profitable revenue growth KEY DRIVERS Increased Momentum in Quarterly Revenue, Resulting in 10x Topline Growth and Positive EBITDA 1 (1) See Annex A for the definition of EBITDA, a non - GAAP metric, and a reconciliation of EBITDA to net income. 33 $1.8 $3.5 $5.8 $8.1 $15.3 $17.5 ($6.7) ($5.0) ($1.4) ($2.4) $5.6 $4.2 Q1 ’24 Q2 ’24 Q3 ’24 Q4 ’24 Q1 ’25 Q2 ’25 $17.6 23.6%

35 Forecasting Continued Growth With Operating Leverage 1 (1) See Key Assumptions on slide 35. The 2026E metrics have been prepared by management and reflect the best currently availa ble information and assumptions as to the company’s future performance. However, such metrics are forward - looking in nature and subject to significant risks and uncertainty that could cause the company’s financial performance to di ffe r significantly from such estimates. As a result, no assurance can be given that such metrics will be achieved for fiscal 2026 (or at all) and therefore investors should not place undue reliance on such information. See Annex A for the defi nit ion of EBITDA, a non - GAAP metric, and a reconciliation of EBITDA to net income, as well as for key assumptions relating to 2025E and 2026E metrics. ($ in bn) Average Securitize AUM of Tokenized Assets Revenue EBITDA 283% ’24A – ’26E CAGR ($ in mm) ($ in mm) 59% 260% % YoY Growth 24% 29% % Margin (1) (1) $1 $4 $9 2024A 2025E 2026E $19 $69 $110 2024A 2025E 2026E ($16) $17 $32 2024A 2025E 2026E

Strong Visibility into Q4 2025

with Tailwinds Driving Revenue Growth in 2026[1]



~$85mm contracted and recurring based on current AUM
($ in mm)
% YoY Growth
59%
260%
$33
$36
$69
$110
1H 2025
2H 2025E
2025E
2026E

Growth Opportunities

Tokenization

- Strong Tokenized Money Market and Fixed Income Funds pipeline
- Broader roll-out of Tokenization of Public Equities

Asset Servicing

- Strong growth, driven by integrations with BUIDL and ACRED, as well as acquisition of MG Stover
- Expanding contractual agreements with Asset Managers and Investors

Key Assumptions (2026E)

Market Assumptions

- **~$5T** Crypto Market *(vs. ~$4T in FYE2025)* [3]
- **~$450B** Stablecoin Market *(vs. ~$300B in FYE2025)* [3]
- **~$77B** Tokenized Securities Market *(vs. ~$27B in FYE2025)*

Securitize Assumptions[2]

- **~$9B** Average Securitize AUM of Tokenized Assets *(vs. $4.6bn in FYE2025)* [4]
- **~200** Contracted Asset Managers *(vs. ~185 in FYE2025)*
- **~25** Onchain Protocols Integrated *(vs. 19 in FYE2025)*
- **~75** Tokenized Public Equities

(1) See Key Assumptions above. The 2H2025 and 2026E metrics have been prepared by management and reflect the best currently available information and assumptions as to the company's future performance. However, such metrics are forward-looking in nature and subject to significant risks and uncertainty that could cause the company's financial performance to differ significantly from such estimates. As a result, no assurance can be given that such metrics will be achieved for 2H2025 or fiscal 2026 (or at all) and therefore investors should not place undue reliance on such information. See Annex A for key assumptions relating to 2025E and 2026E metrics. (2) Does not assume tokenization used in the larger TradFi market. (3) As of 10/23/2025. (4) As of 10/01/2025.

36

Material Growth Opportunities in 2026 Above the Base Case [1]


($ in mm)
% YoY Growth
104%
59%
$141
$110
$69
2025E
2026E (Base Case)
2026E (Upside)

Growth Opportunities

Tokenization
- Increase value in the Tokenized Securities Market
- Increase adoption of Tokenization of Public Equities by corporations

Asset Servicing
- Continue growth in contractual agreements with Asset Managers and Investors

Key Assumptions (2026E)

Market Assumptions — Base Case / Upside Case

- **~$5T** Crypto Market (vs. ~$4T in FYE2025) [3]
- **~$450B** Stablecoin Market (vs. ~$300B in FYE2025) [3]
- **~$77B / ~$135B** Tokenized Securities Market (vs. ~$27B in FYE2025)

Securitize Assumptions[2] — Base Case / Upside Case

- **~$9B** Average Securitize AUM of Tokenized Assets (vs. $4.6bn in FYE2025) [4]
- **~200 / ~230** Contracted Asset Managers (vs. ~185 in FYE2025)
- **~25** Onchain Protocols Integrated (vs. 19 in FYE2025)
- **~75 / ~150** Tokenized Public Equities

(1) See Key Assumptions above. The 2026E metrics have been prepared by management and reflect the best currently available information and assumptions as to the company's future performance. However, such metrics are forward-looking in nature and subject to significant risks and uncertainty that could cause the company's financial performance to differ significantly from such estimates. As a result, no assurance can be given that such metrics will be achieved for 2H2025 or fiscal 2026 (or at all) and therefore investors should not place undue reliance on such information. See Annex A for key assumptions relating to 2026E metrics. (2) Does not assume tokenization used in the larger TradFi market. (3) As of 10/23/2025. (4) As of 10/01/25.

37

38 $10T+ ~$4T (2) Q2 2025 Key Highlights 2025 Securitize: $4.6B AUM (4) Crypto $25B RWAs RWAs Crypto Potential Long - Term Securitize $200B+ Potential $200B+ AUM Leader in Market Share Stablecoin Stablecoin ~$300B (3) $2T+ $800B+ $400T+ Long Term Opportunity (~5 Years) (1) $4.6B 2025 Securitize Peak Opportunity for expansion beyond crypto into the $400T+ TradFi AUM TradFi Source: CoinMarketCap, Cointelegraph, Company forecasts. Note: (1) Management estimates for long - term market opportunity. (2) Re presents total crypto market cap as of 10/23/25. (3) Represents stablecoin market cap as of 10/23/25. (4) As of 10/01/25. Securitize’s Revenue Opportunity: Tokenization

39 $10T+ $400B+ $100B $800B+ ~$4T (3) 2025 Securitize: $30B AUA (5) Crypto $125B Current Crypto Funds Stablecoin Crypto Long - Term AUA Potential $100B+ AUA (5) ~185 Asset Managers (1) 659 Funds (1) +23K Investors Stablecoin Long - Term Crypto Funds ~$300B (4) $30B Current Securitize $400T+ ~1,400 Asset Managers Unified investor experience to cross - sell RWAs & opportunity for fee escalation TradFi Source: CoinMarketCap, Cointelegraph, Company forecasts. Note: (1) Based on management’s projections through the end of the y ear . (2) Management estimates for long - term market opportunity. (3) Represents total crypto market cap as of 10/23/25. (4) Represents stablecoin market cap as of 10/23/25. (5) “AUA” refers to “Assets Under Administration”. Securitize’s Revenue Opportunity: Asset Servicing Q2 2025 Key Highlights Long Term Opportunity (~5 Years) (2)

Transaction Overview

Growth Opportunities

- **Valuation**: pre-money equity value of $1.25 billion
- **Strong Alignment of Interest**
  - CEPT founder shares subject to potential forfeiture in proportion to redemption levels and earnout [1]
  - Seller earnout (6.25m shares) at $15.00 / $20.00 / $25.00
- **No Secondary Proceeds**: existing shareholders will roll 100% of their interest
- **Minimal SPAC Dilution**: CEPT has no public / sponsor warrants
- **Lock-up**: Securitize shareholders and CEPT sponsor will be subject to a 180-day lock-up following closing of business combination [2]
- **PIPE**: Fully committed common stock PIPE financing of $225 million at transaction price led by new and existing blue-chip institutional investors

Sources & Uses

Sources ($ mm)	
CEPT Cash in Trust	$244
Securitize Equity Rollover [3]	1,250
PIPE Proceeds	225
Private Placement Investment	50
Total Sources [4]	**$1,769**

Uses ($ mm)	
Cash to Balance Sheet	$459
Securitize Equity Rollover	1,250
Est. Transaction Fees & Expenses	60
Total Uses	**$1,769**

Pro Forma Valuation

($ mm)	
Illustrative Share Price	$10.00
(x) Pro Forma Shares Outstanding	182.1
Pro Forma Equity Value	**$1,821**
(-) Pro Forma Cash	(459)
(+) Pro Forma Debt	--
Pro Forma Enterprise Value	**$1,362**

Pro Forma Ownership at Closing [5]



2.6%
2.8%
12.4%
13.2%
69.1%
Existing Securitize Shareholders(7)
CEPT Public Shareholders(3)
PIPE Investors
CEPT Sponsor Shares(6)
Private Placement Investment(4)

Note: Calculations exclude the impact of unvested rollover equity awards, unallocated equity pool and unvested warrants subject to vesting based on commercial milestones. (1) CEPT will forfeit up to 862,500 founder shares based on the shares redeemed from the CEPT trust account. CEPT will further subject up to 30% of remaining founder shares to earnout, vesting in three equal tranches at $12.50 / $15.00 / $17.50. (2) Subject to early release after 90 days at $12.50 / $15.00 / $17.50 for the Sponsor and $15.00 / $17.50 / $20.00 for the existing company shareholders. (3) Assumes no CEPT shareholders exercise redemption rights at closing and excludes Sponsor earnout shares. (4) Additional $50 million includes $30 million funded in October 2025 and $20 million to be funded at closing pursuant to a convertible note funding round at a 20% discount to the listing value and an existing option giving the holder thereof the right to invest at approximately one-third of the transaction value, respectively, resulting in incremental total shares being issued of approximately 3.8 million and 5.9 million, respectively, for such additional investment per the terms of the BCA, with approximately 4.7 million of such shares being included in the pre-money equity value of $1.25 billion and the remaining approximately 5 million shares being incremental. (5) Assumes $10.00 per share. (6) Assumes 70% of founder shares are vested at closing. (7) Excludes the impact of 6.25 million earnout shares, vested in three equal tranches at $15.00 / $20.00 / $25.00.

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41 Disclosures & Risk Factors

Annex A – Disclaimers and Other Important Information

This presentation (this "Presentation") and any oral statements made in connection with this Presentation do not constitute an offer to sell, or a solicitation of an offer to buy, or a recommendation to purchase, any securities in any jurisdiction, nor shall there be any sale, issuance or transfer of any securities in any jurisdiction, where or to any person to whom, such offer, solicitation or sale may be unlawful under the laws of such jurisdiction. This presentation does not constitute either advice or a recommendation regarding any securities.

No representations or warranties, express or implied, are given in, or in respect of, this presentation. This presentation is subject to updating, completion, revision, verification and further amendment. Neither Securitize, Inc. ("Securitize") nor Cantor Equity Partners II, Inc. ("CEPT") nor any of their respective subsidiaries, equity holders, affiliates, representatives, partners, members, directors, officers, employees, advisers or agents (collectively, "Representatives") makes any representation or warranty, express or implied, as to the accuracy or completeness of the information contained herein, and nothing contained herein shall be relied upon as a promise or representation whether as to the past or future performance. To the fullest extent permitted by law, neither Securitize nor CEPT nor any of their respective Representatives shall be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of this presentation, its contents, its accuracy or sufficiency, its omissions, its errors, reliance on the information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith. The information contained in this presentation is provided as of the date hereof and may change, and neither Securitize nor CEPT nor any of their respective Representatives undertakes any obligation to update such information, including in the event that such information becomes inaccurate or incomplete.

Recipients of this presentation are not to construe its contents, or any prior or subsequent communications from or with Securitize or CEPT or their respective Representatives, as investment, legal or tax advice. In addition, this presentation does not purport to be all-inclusive or to contain all of the information that may be required to make a full analysis of Securitize and CEPT.

Key Assumptions Relating to 2025E and 2026E Metrics

The estimates and assumptions that underlie the company's 2025E and 2026E metrics are inherently uncertain and, while considered reasonable by management as of the date of this presentation, are subject to a wide variety of significant business, economic, regulatory and competitive risks and uncertainties that could cause the company's actual results to differ materially from those projected for 2025 and 2026. In particular, the company's assumptions regarding the overall size of, and growth in, the broader crypto market, the stablecoin market, the tokenized securities market and the company's share of the tokenized securities market are based on assumptions about macro market trends that management believes are reasonable as of the date of this presentation, but such market trend assumptions, and unforeseen developments that could adversely impact those trends, are not within the company's control and there can be no assurance that such trends will materialize in the future, whether on management's anticipated timetable or at all. Management has also assumed that current industry competitive conditions will remain relatively stable over the time periods depicted. In addition, a key assumption is our ability to launch and then execute on our strategy to become a leading participant in the tokenized equities market, including by onboarding approximately 75 public company customers in 2026. However, the market for tokenized equities is nascent and therefore subject to significant uncertainties, including the appeal of this product to issuers, investors and market intermediaries, as well as uncertainties around the functionality of this product and how markets in this product will interact with the existing national market system for public equities. Management also assumes the company will be able to execute on its plan to increase the number of its integrated onchain protocols by mid-single digits and its contracted asset managers by between ten and 20. For all these reasons, there can be no assurance that the 2025E and 2026E metrics presented herein will be indicative of the company's future business performance, or that actual results will not differ materially from the 2025E and 2026E metrics presented herein. Inclusion of the 2025E and 2026E metrics should not be regarded as a representation by the company or any other person that these results will be achieved, and therefore potential investors and business partners should not place undue reliance on such metrics.

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(1) Includes net interest income, dividend income, interest on convertible promissory notes payable and gains on investments.

Annex A – Disclaimers and Other Important Information (Cont'd)

Projections and Other Forward-Looking Statements

This presentation (and any oral statements regarding the subject matter of this presentation) contains certain forward-looking statements with respect to Securitize, including expectations, hopes, beliefs, intentions, plans, prospects, financial results or strategies regarding Securitize and Securitize's expectations, intentions, strategies, assumptions or beliefs about future events, results of operations or performance or that do not solely relate to historical or current facts. These forward-looking statements generally are identified by the words "believe," "project," "expect," "anticipate," "estimate," "intend," "strategy," "future," "opportunity," "potential," "plan," "may," "should," "will," "would," "will be," "will continue," "will likely result," and similar expressions including time periods with the letter "E". Forward-looking statements are predictions, projections and other statements about future events or conditions that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. In particular, this presentation contains certain management estimates of 2025E and 2026 metrics. While these forward-looking metrics have been prepared by management and reflect the best currently available information and assumptions as to the company's future performance, such metrics are forward- looking in nature and subject to significant risks and uncertainty that could cause the company's financial performance to differ significantly from such estimates. As a result, no assurance can be given that such metrics will be achieved for fiscal 2026 (or at all) and therefore investors should not place undue reliance on such information. In addition, many factors could cause actual future events to differ materially from the forward-looking statements in this presentation. Such factors are listed under the heading "Risk Factors" below. There may also be additional risks that Securitize and CEPT do not presently know or that Securitize and CEPT currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and neither Securitize nor CEPT nor any of their respective Representatives assumes any obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Securitize nor CEPT nor any of their respective Representatives gives any assurance that these expectations will be achieved on the time periods expected or at all.

Industry and Market Data

This presentation has been prepared by Securitize and CEPT and their respective Representatives and includes market data and other statistical information from third-party industry publications and sources as well as from research reports prepared for other purposes. Although Securitize and CEPT believe these third-party sources are reliable as of their respective dates, neither Securitize nor CEPT nor any of their respective Representatives has independently verified the accuracy or completeness of this information and cannot assure you of the data's accuracy or completeness. Some data are also based on Securitize's good faith estimates, which are derived from both internal sources and the third-party sources. Neither Securitize nor CEPT nor any of their respective Representatives make any representation or warranty with respect to the accuracy of such information.

Trademarks and Intellectual Property

All trademarks, service marks, and trade names of a person or its affiliates used herein are trademarks, service marks, or registered trade names of such person or its affiliate, as noted herein. Any other product, company names, or logos mentioned herein are the trademarks and/or intellectual property of their respective owners, and their use is not alone intended to, and does not alone imply, a relationship with any person, or an endorsement or sponsorship by or of any Party. Solely for convenience, the trademarks, service marks and trade names referred to in this presentation may appear without the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that any person or the applicable rights owner will not assert, to the fullest extent under applicable law, their rights or the right of the applicable owner or licensor to these trademarks, service marks and trade names.

Non-GAAP Metrics

Securitize generally reports its financial results in accordance with U.S. generally accepted accounting principles ("GAAP"). However, management believes that the evaluation of its ongoing operating results may be enhanced by a presentation of EBITDA, which is a non-GAAP financial measure. EBITDA represents net income or net loss before depreciation and amortization, interest expense and income taxes. Securitize believes that the use of EBITDA provides an additional meaningful method of evaluating certain aspects of its operating performance from period to period on a basis that may not be otherwise apparent under GAAP when used in addition to, and not in lieu of, GAAP measures. A reconciliation of EBITDA to net income is included below.

	Fiscal Year Ended December 31,		
($ in millions)	**2024A**	**2025E**	**2026E**
Revenue	$19	$69	$110
GAAP to Non-GAAP Reconciliation			
Net Income / (Loss)	($20)	$12	$24
Depreciation & Amortization	1	2	2
Net Other Income[(1)]	3	3	5
EBITDA	**($16)**	**$17**	**$32**
% Margin		*24%*	*29%*

	Fiscal Quarter Ended,					
($ in millions)	**Q1 '24**	**Q2 '24**	**Q3 '24**	**Q4 '24**	**Q1 '25**	**Q2 '25**
Revenue	$2	$3	$6	$8	$15	$18
GAAP to Non-GAAP Reconciliation						
Net Income / (Loss)	($7)	($5)	($1)	($7)	$5	$3
Depreciation & Amortization	0	0	0	0	0	1
Net Other Income[(1)]	(0)	(0)	(0)	3	0	1
EBITDA	**($7)**	**($5)**	**($1)**	**($3)**	**$6**	**$4**
% Margin		*(144%)*	*(25%)*	*(37%)*	*37%*	*24%*

(1) Includes net interest income, dividend income, interest on convertible promissory notes payable and gains on investments.

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Risk Factors

Factors that could cause actual results to differ materially from those described herein in the presentation include, among others:

Risks Related to Securitize's Business and Industry

- We face intense and increasing competition. Many of our competitors have greater resources than we do and may have products and services that are more appealing than ours to our current or potential customers or may operate under more permissive jurisdictions.
- We might not grow in line with historical rates.
- We have expanded and continue to expand our operations rapidly, including continuing to introduce new products and services on our platforms as well as geographic expansion, which subjects us to a number of uncertainties, risks, and difficulties that could adversely affect our business.
- Our results of operations and other operating metrics fluctuate from quarter to quarter, which makes these metrics difficult to predict. Some relationships involve large up-front payments, that could be subject to claw-backs or claims for refunds.
- In all full-year periods since our inception, we have incurred operating losses and might not be profitable in the future.
- If we fail to retain existing customers or attract new customers, or if our customers decrease their use of our products and services, our revenue will decline. A significant portion of our revenues depend on or have arisen from certain key relationships, which are not exclusive or bound by long-term contracts. Additionally, certain partnerships involve exclusivity arrangements, limiting our freedom to engage with other new relationships.
- If we fail to provide and monetize new and innovative products and services that are adopted by customers, our business may become less competitive and our revenue might decline.
- We will need additional capital to support business growth and objectives, and this capital might not be available to us on reasonable terms, if at all, might result in stockholder dilution, or might be delayed or prohibited by applicable regulations.
- Unfavorable media coverage and other events that harm our brand and reputation could adversely affect our revenue and the size, engagement, and loyalty of our customer base.
- Our business has been and might continue to be harmed by changes in business, economic, or political conditions that impact global financial markets, or by a systemic market event.
- Our inability to maintain existing relationships with financial institutions and similar firms or to enter into new relationships of this kind, could impact our ability to offer services to customers.
- Our future success depends on the continuing efforts of our key employees and our ability to attract and retain senior management and other highly skilled personnel.
- Future acquisitions of, or investments in, other companies, products, technologies or specialized personnel could require significant management attention, disrupt our business, dilute stockholder value, and adversely affect our results of operations.
- We and our subsidiaries currently operate in certain international markets and plan to further expand our international operations, which exposes us to significant new risks, and our international expansion efforts might not succeed.
- Our working model, which allows our employees to work remotely, subjects us to heightened operational risks.

Risks Related to Government Regulation and Litigation

- Our business is subject to extensive, complex and changing laws and regulations, and related regulatory proceedings and investigations. Changes in these laws and regulations, or our failure to comply with these laws and regulations, could harm our business.
- We may in the future be subject to regulatory investigations, actions, and settlements, which could cause us to incur substantial costs or require us to change our business practices in a materially adverse manner.
- The market and regulatory framework for tokenized securities and RWAs are nascent and subject to rapid change.
- If we do not maintain the net capital levels required by regulators, our broker-dealer business may be restricted and we may be fined or subject to other disciplinary or corrective actions.
- Our compliance and risk management policies and procedures as a regulated financial services company might not be fully effective in identifying or mitigating compliance and risk exposure in all market environments or against all types of risk.
- We may be subject to material litigation, which could be expensive and time consuming, and, if resolved adversely, could expose us to significant liability and reputational harm.
- We are subject to governmental laws and requirements regarding anti-corruption, anti-bribery, economic and trade sanctions, anti-money laundering, and counter-terrorism financing that could impair our ability to compete in international markets or subject us to criminal or civil liability if we violate them.

Risks Related to Tokenization and Our Products and Services

- The market for securities and real-world asset tokenization is highly competitive and fragmented.
- Tokenization of securities and RWAs involves novel technological, operational, and cybersecurity risks.
- Minting and redeeming tokens from our platform involves risks, which could result in loss of customer assets, customer disputes, and other liabilities.
- A temporary or permanent blockchain "fork" could adversely affect our business.
- We and our counterparties may be subject to risks associated with stablecoin depegging.

Risks Related to Our Platforms, Systems and Technology

- Our products and services rely on software and systems that are highly technical and have been, and may in the future be, subject to interruption, instability, and other potential flaws due to software errors, design defects, and other processing, operational, and technological failures, whether internal or external.
- We rely on third parties to perform some key functions, and their failure to perform those functions could adversely affect our business, financial condition and results of operations.
- We are incorporating AI technologies into some of our products and processes. These technologies may present business, compliance, and reputational risks.

Risks Related to Cybersecurity, Data Privacy and Our Intellectual Property

- Our business could be materially and adversely affected by a cybersecurity breach or other attack involving our computer systems or data or those of our customers or third-party service providers.
- We are subject to stringent laws, rules, regulations, policies, industry standards and contractual obligations regarding data privacy and security and might become subject to additional related laws and regulations in jurisdictions into which we expand. Many of these laws and regulations are subject to change and reinterpretation and could result in claims, changes to our business practices, monetary penalties, increased cost of operations, or other harm to our business.
- Any failure to adequately obtain, maintain, protect, defend or enforce our intellectual property rights could adversely affect our business.
- We have been, and might in the future be, subject to claims that we violated third-party intellectual property rights, which, even where meritless, can be costly to defend and could materially and adversely affect our business, results of operations, and financial condition.
- Some of our products and services contain open source software, which could pose particular risks to our proprietary software, products, and services in a manner that could harm our business.

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Risk Factors (Cont'd)

Risks Related to Our Financial Condition, Accounting and Tax Matters

- Our insurance coverage might be inadequate or expensive.
- Changes in U.S. and foreign tax laws and policies and challenges by tax authorities could adversely impact our tax liabilities.
- Future developments regarding the treatment of tokenized securities and other digital assets for U.S. federal, state and foreign income tax purposes could adversely impact our business.
- Our ability to use our net operating losses to offset future taxable income could be subject to certain limitations.
- Our tax information reporting obligations are subject to change.
- We track certain operational metrics, which are subject to inherent challenges in measurement, and real or perceived inaccuracies in such metrics could harm our reputation, adversely affect our stock price, and result in litigation.
- If we fail to maintain effective internal control over financial reporting, as well as required disclosure controls and procedures, our ability to produce timely and accurate consolidated financial statements or comply with applicable regulations could be impaired.

Risks Related to CEPT and the Business Combination

- The market price of shares of PubCo Common Stock after the Business Combination will be affected by factors different from those currently affecting the market price of CEPT Class A Ordinary Shares.
- The consummation of the Business Combination is subject to a number of conditions and if those conditions are not satisfied or waived, the Business Combination Agreement may be terminated in accordance with its terms and the Business Combination may not be completed.
- The Business Combination Agreement contains provisions that limit CEPT from seeking an alternative business combination. If the Business Combination is not completed, those restrictions may make it harder for CEPT to complete an alternative business combination before the end of the Combination Period.
- Neither CEPT nor the CEPT Shareholders will have the protection of any indemnification, escrow, price adjustment or other provisions that allow for a post-closing adjustment to be made to the total consideration for the Merger in the event that any of the representations and warranties in the Business Combination Agreement made by PubCo or Securitize or any other party thereto ultimately proves to be inaccurate or incorrect.
- The value of the CEPT Founder Shares following completion of the Business Combination is likely to be substantially higher than the nominal price paid for them, even if the trading price of shares of PubCo Common Stock at such time is substantially less than $10.00 per share, which may create an economic incentive for the CEPT management team to pursue and consummate the Business Combination which differs from the Public Shareholders.
- The "net cash" per Public Share not being redeemed will be less than the per share redemption price.
- Public Shareholders who do not redeem their Public Shares will experience substantial and immediate dilution upon Closing of the Business Combination as a result of the CEPT Class B Ordinary Shares held by the Sponsor, since the value of the CEPT Class B Ordinary Shares is likely to be substantially higher than the nominal price paid for them, as well as a result of the issuance of the shares of PubCo Common Stock in the Business Combination and the PIPE Investments.
- It is possible that CEPT Class A Ordinary Shares or PubCo Common Stock could become subject to the "penny stock" rules of the SEC. Shares subject to the "penny stock" rules would require brokers to provide additional disclosures to investors. In addition, shares that are deemed to be "penny stock" may be subject to delisting from Nasdaq or another national securities exchange.
- If Public Shareholders who wish to exercise their redemption rights in connection with the Business Combination fail to properly demand such redemption rights, they will not be entitled to redeem their Public Shares for a pro rata portion of the Trust Account and will instead become shareholders of PubCo.
- Public Shareholders will not have any rights or interests in funds from the Trust Account except under certain limited circumstances, which include in connection with the consummation of the Business Combination. Therefore, for a Public Shareholder to liquidate their investment in CEPT prior to such times, a Public Shareholder may be forced to sell their Public Shares in the open market, potentially at a loss.
- The ability of Public Shareholders to exercise redemption rights with respect to a large number of Public Shares may reduce proceeds available to PubCo after Closing, reduce the public "float" of shares of PubCo Common Stock after Closing, reduce the liquidity of the trading market for the shares of PubCo Common Stock after Closing, or make it difficult to obtain or maintain the quotation, listing or trading shares of PubCo Common Stock on Nasdaq or another national securities exchange, and consequently may not allow the parties to complete the Business Combination, or optimize PubCo's capital structure following the Business Combination.
- Since the Sponsor and CEPT's directors and officers have interests that are different from, or in addition to (and which may conflict with), the interests of Public Shareholders, a conflict of interest may have existed in determining whether the Business Combination with PubCo and Securitize is appropriate as CEPT's initial business combination. Such interests include that the Sponsor will lose its entire investment in CEPT if the Business Combination or any other business combination is not completed.
- Neither the CEPT Board nor any committee thereof obtained a fairness opinion (or any similar report or appraisal) in determining whether or not to pursue the Business Combination. Consequently, CEPT Shareholders have no assurance from an independent source that the number of shares of PubCo Common Stock to be issued to the Sellers and CEPT Shareholders in the Business Combination is fair to CEPT — and, by extension, CEPT Shareholders — from a financial point of view.
- The parties to the Business Combination Agreement may waive one or more of the conditions to the Business Combination or certain of the other transactions contemplated by the Business Combination Agreement.
- CEPT's directors and officers will have discretion as to whether to agree to changes or waivers in the terms of the Business Combination Agreement, and their interests in exercising that discretion may conflict with those of the CEPT Shareholders.
- If CEPT is deemed to be an investment company under the Investment Company Act, CEPT may be required to institute burdensome compliance requirements and its activities may be restricted, which may make it difficult for CEPT to complete the Business Combination.
- CEPT has engaged CF&Co., who is an affiliate of the Sponsor, to act as its financial advisor in connection with the Business Combination, and CEPT and PubCo have engaged CF&Co. as a co-placement agent in connection with the PIPE Investment. CEPT also previously engaged CF&Co. in connection with the CEPT IPO pursuant to the Business Combination Marketing Agreement. The Sponsor may therefore have additional financial interests in the completion of the Business Combination.
- Members of CEPT's management team and the CEPT Board have significant experience as founders, board members, officers, executives or employees of other companies. Certain of those persons, as well as CEPT's affiliates, have been, may be, or may become, involved in litigation, investigations or other proceedings, including related to those companies or otherwise. The defense or prosecution of these matters could be time-consuming and could divert CEPT management's attention, and may have an adverse effect on CEPT, which may impede CEPT's ability to consummate the Business Combination.
- Changes in laws or regulations (including the adoption of policies by governing administrations), or a failure to comply with any laws and regulations, may adversely affect CEPT's business, including CEPT's ability to complete the Business Combination.
- If the Business Combination is not approved and CEPT does not consummate another initial business combination by the end of the Combination Period, then the Sponsor's CEPT Ordinary Shares will become worthless and the expenses it has incurred will not be reimbursed. These interests may have influenced the CEPT Board's decision to approve the Business Combination.
- If third parties bring claims against CEPT, the proceeds held in the Trust Account could be reduced and the per-share redemption amount received by Public Shareholders could be less than $10.32 per share (based on the Trust Account balance as of September 30, 2025, and inclusive of $0.15 per redeemed Public Share to be funded pursuant to the Sponsor Note in the applicable Redemption Event).
- CEPT Shareholders may be held liable for claims by third parties against CEPT to the extent of distributions received by them.
- CEPT's directors may decide not to enforce the indemnification obligations of the Sponsor, resulting in a reduction in the amount of funds in the Trust Account available for distribution to the Public Shareholders.
- The CEPT Merger may result in adverse tax consequences for Public Shareholders.
- CEPT may not have sufficient funds to satisfy indemnification claims of its directors and officers.
- Following the Business Combination, PubCo's business activities may be subject to review or approval by regulatory authorities pursuant to certain U.S. or foreign laws or regulations.
- The Sponsor and CEPT's directors and officers have entered into letter agreements with CEPT, and the Sponsor has entered into the Sponsor Support Agreement with CEPT and PubCo, in each case, which requires them to vote in favor of the Business Combination, regardless of how the Public Shareholders vote..

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46 Risk Factors (Cont’d) Risks Related to CEPT and the Business Combination (cont’d) • Because CEPT is seeking to obtain shareholder approval of the Business Combination, the Sponsor and CEPT’s directors and offi cer s and their respective affiliates may elect to purchase Public Shares from Public Shareholders, subject to Rule 14e - 5 under the Exchange Act, which may influence the vote on the Business Combination and reduce the public “float” of CEPT Class A Ordinary Shares. • CEPT, Securitize and PubCo incur significant transaction costs in connection with the Business Combination. • Securities of companies formed through mergers with SPACs such as PubCo may experience a material decline in price relative t o t he share price of the SPACs prior to such merger. • Volatility in the price of PubCo Common Stock could subject PubCo to securities class action litigation. • Currently, there is no public market for the shares of PubCo Common Stock. Public Shareholders cannot be sure about whether t he shares of PubCo Common Stock will develop an active trading market or whether PubCo is able to maintain the listing of PubCo Com mon Stock in the future even if PubCo is successful in listing PubCo Common Stock on Nasdaq or another national securities exchange, which cou ld limit investors’ ability to make transactions in shares of PubCo Common Stock and subject PubCo to additional trading restric tio ns. • Reports published by analysts, including projections in those reports that differ from PubCo’s actual results, could adversel y a ffect the price and trading volume of PubCo Common Stock. • PubCo is not expected to pay cash dividends in the foreseeable future. 45

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Additional Information and Where to Find It

Pubco and Securitize intend to file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (as may be amended, the “Registration Statement”), which will include a preliminary proxy statement of CEPT and a prospectus (the “Proxy Statement/Prospectus”) in connection with the business combination pursuant to the Business Combination Agreement (the “Business Combination”), the concurrent private placement of certain Class A ordinary shares of CEPT (the “PIPE”), and any related transactions (collectively with the Business Combination and the PIPE, the “Proposed Transactions”). The definitive proxy statement and other relevant documents will be mailed to shareholders of CEPT as of a record date to be established for voting on the Business Combination and other matters as described in the Proxy Statement/Prospectus. CEPT and/or Pubco will also file other documents regarding the Proposed Transactions with the SEC. This communication does not contain all of the information that should be considered concerning the Proposed Transactions and is not intended to form the basis of any investment decision or any other decision in respect of the Proposed Transactions. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SHAREHOLDERS OF CEPT AND OTHER INTERESTED PARTIES ARE URGED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, AND AMENDMENTS THERETO, AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH CEPT’S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE PROPOSED TRANSACTIONS AND OTHER MATTERS AS DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT CEPT, PUBCO, SECURITIZE AND THE PROPOSED TRANSACTIONS. Investors and security holders will also be able to obtain copies of the Registration Statement and the Proxy Statement/Prospectus and all other documents filed or that will be filed with the SEC by CEPT and Pubco, without charge, once available, on the SEC’s website at www.sec.gov or by directing a request to: Cantor Equity Partners II, Inc., 110 East 59th Street, New York, NY 10022; e-mail: CantorEquityPartners@cantor.com, or upon written request to Securitize, Inc., via email at tom.murphy@securitize.io, respectively.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE PROPOSED TRANSACTIONS DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR ANY RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS COMMUNICATION. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

The Class A ordinary shares to be issued in the PIPE have not been registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

Participants in the Solicitation

CEPT, Pubco, Securitize and their respective directors, executive officers, and certain of their shareholders and other members of management and employees may be deemed under SEC rules to be participants in the solicitation of proxies from CEPT’s shareholders in connection with the Proposed Transactions. A list of the names of such persons, and information regarding their interests in the Proposed Transactions and their ownership of CEPT’s securities are, or will be, contained in CEPT’s filings with the SEC, including CEPT’s prospectus filed on May 2, 2025. Additional information regarding the interests of the persons who may, under SEC rules, be deemed participants in the solicitation of proxies from CEPT’s shareholders in connection with the Proposed Transactions, including the names and interests of CEPT’s, Pubco’s and Securitize’s directors and executive officers, will be set forth in the Proxy Statement/Prospectus, which is expected to be filed by Pubco, Securitize and CEPT, as applicable, with the SEC. Investors and security holders may obtain free copies of these documents as described above.

No Offer or Solicitation

This communication and the information contained herein are for informational purposes only and are not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Transactions and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange the securities of CEPT or Pubco, or any commodity or instrument or related derivative, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the U.S. federal securities laws with respect to the Proposed Transactions involving Pubco, Securitize and CEPT, including expectations, hopes, beliefs, intentions, plans, prospects, financial results or strategies regarding Pubco, Securitize, CEPT and the Proposed Transactions and statements regarding the anticipated benefits and timing of the completion of the Proposed Transactions, the assets held by Pubco and Securitize, Pubco’s listing on any securities exchange, the macro and political conditions surrounding digital assets, the planned business strategy, plans and use of proceeds, objectives of management for future operations of Pubco, pro forma ownership of Pubco, the upside potential and opportunity for investors, Pubco’s plan for value creation and strategic advantages, market size and growth opportunities, investor benefits, regulatory conditions, competitive position, technological and market trends, future financial condition and performance and expected financial impacts of the Proposed Transactions, the satisfaction of closing conditions to the Proposed Transactions and the level of redemptions of CEPT’s public shareholders, and Pubco’s and Securitize’s expectations, intentions, strategies, assumptions or beliefs about future events, results of operations or performance or that do not solely relate to historical or current facts. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “potential,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events or conditions that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including, but not limited to: the risk that the Proposed Transactions may not be completed in a timely manner or at all, which may adversely affect the price of CEPT’s securities; the risk that the Proposed Transactions may not be completed by CEPT’s business combination deadline; the failure by the parties to the Business Combination Agreement to satisfy the conditions to the consummation of the Business Combination, including the approval of CEPT’s shareholders, or the consummation of the PIPE; failure to realize the anticipated benefits of the Proposed Transactions; the level of redemptions of CEPT’s public shareholders which may reduce the public float of, reduce the liquidity of the trading market of, and/or maintain the quotation, listing, or trading of the Class A ordinary shares or the shares of common stock of Pubco; the lack of a third-party fairness opinion in determining whether or not to pursue the Business Combination; the failure of Pubco to obtain or maintain the listing of its securities on any securities exchange after closing of the Proposed Transactions; costs related to the Proposed Transactions and as a result of becoming a public company; changes in business, market, financial, political and regulatory conditions; risks relating to Pubco’s anticipated operations and business, including the highly volatile nature of the price of digital assets; risks related to increased competition in the industries in which Pubco will operate; risks relating to significant legal, commercial, regulatory and technical uncertainty regarding digital assets and tokenization; risks relating to the treatment of digital assets for U.S. and foreign tax purposes; risks that after consummation of the Proposed Transactions, Pubco experiences difficulties managing its growth and expanding operations; challenges in implementing Pubco’s business plan (including expanding and/or growing its advisory services business) due to operational challenges, significant competition and regulation; being considered to be a “shell company” by any stock exchange on which Pubco’s common stock will be listed or by the SEC, which may impact Pubco’s ability to list Pubco’s common stock and restrict reliance on certain rules or forms in connection with the offering, sale or resale of securities; the outcome of any potential legal proceedings that may be instituted against Pubco, Securitize, CEPT or others following announcement of the Proposed Transactions, and those risk factors discussed in documents that Pubco and/or CEPT filed, or that will be filed, with the SEC.

The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the final prospectus of CEPT dated as of May 1, 2025 and filed by CEPT with the SEC on May 2, 2025, CEPT’s Quarterly Reports on Form 10-Q, CEPT’s Annual Report on Form 10-K and the Registration Statement that will be filed by Pubco and Securitize and the Proxy Statement/Prospectus contained therein, and other documents filed by CEPT and Pubco from time to time with the SEC. These filings do or will identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. There may be additional risks that CEPT, Securitize and Pubco do not presently know, or that CEPT, Securitize and Pubco currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and none of CEPT, Securitize or Pubco assumes any obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. None of CEPT, Securitize or Pubco gives any assurance that any of CEPT, Securitize or Pubco will achieve its expectations. The inclusion of any statement in this communication does not constitute an admission by CEPT, Securitize or Pubco or any other person that the events or circumstances described in such statement are material.